Exhibit 99.1

Supplemental Segment Information
	Three Months Ended April 30,		Year Ended April 30,
In thousands	2007	2006	2007	2006
Orders Received:
Sign Making and Specialty Graphics	$82,494	$ 73,466	$300,946	$277,753
Apparel and Flexible Materials	55,961	49,481	198,846	184,879
Ophthalmic Lens Processing	22,104	18,578	78,790	67,747
	$160,559	$141,525	$578,582	$530,379

	April 30, 2007	April 30, 2006
Backlog:
Sign Making and Specialty Graphics	$1,557	$ 2,699
Apparel and Flexible Materials	43,197	40,514
Ophthalmic Lens Processing	2,600	357
	$47,354	$43,570